EXHIBIT 11.0 - COMPUTATION OF EARNINGS PER SHARE






                                                    2000             1999
                                                 ----------        ----------
Net income .................................     $1,895,967        $1,185,245
Basic and diluted weighted average number of
shares outstanding .........................      1,928,530         2,043,181
Basic and diluted earnings per share .......     $     0.98        $     0.58